SILLS CUMMIS EPSTEIN & GROSS

A PROFESSIONAL CORPORATION

The Legal Center

One Riverfront Plaza

Newark, New Jersey 07102-5400

Tel: 973-643-7000

Fax: 973-643-6500

Robert Crane	30 Rockefeller Plaza
Member of the Firm	New York, NY 10112
Direct Dial: (973) 643-5055	Tel: 212-643-7000
E-mail: mcrane@sillscummis.com	Fax: 212-643-6550

September 6, 2005

VIA FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Barbara C. Jacobs

Mark P. Shuman

Nicholas P. Panos

Adam Halper

Re:                               Computer Horizons Corp.

Amended Preliminary Proxy Statement of Crescendo Partners II

L.P., Series R

Filed:  September 2, 2005

File No.:   000-07282

Schedule 13D of Crescendo Partners II L.P., Series R

Filed:  July 22, 2005

Dear Sirs and Madam:

This letter sets forth additional comments of Computer Horizons Corp., a New York corporation (“CHC”), to the  amended Preliminary Proxy Statement of Crescendo Partners II L.P., Series R and others (collectively, “Crescendo”) filed with the Securities and Exchange Commission (the “Commission”) on September 2, 2005 (the “Amended Preliminary Proxy Statement”) and the Schedule 13D filed by Crescendo with the Commission on July 22, 2005, as subsequently amended.  We have been authorized by the Company to provide the comments contained in this letter on behalf of the Company.  Unless otherwise noted, references in the text of the comments herein to page numbers are to the version of the Amended Preliminary Proxy Statement filed via EDGAR by Crescendo.

Pages 17-18.  Crescendo has set forth a summary of certain change in control obligations that will be triggered in the event that its slate of nominee directors is elected at the special meeting of CHC’s shareholders.  Crescendo states that the disclosure has been extracted from the preliminary proxy statement filed by CHC on August 24, 2005 (the

“CHC Proxy Statement”), and that Crescendo does not take responsibility for the accuracy and completeness of this information.  In fact, this disclosure is taken virtually verbatim from the CHC Proxy Statement.  Given that the Staff, by letter to Michael C. Caulfield, dated September 6, 2005 and received by this Firm this evening, has requested additional disclosure (presumably because of a wish that more detailed disclosure be supplied to CHC shareholders) concerning these change in control obligations in the CHC Proxy Statement, CHC believes that such new disclosure must also be included in Crescendo’s definitive proxy statement (the “Crescendo Definitive Proxy”).  Furthermore, CHC believes the disclosure in the Crescendo Definitive Proxy on this subject must be consistent with the disclosure required by CHC in the CHC Proxy Statement to avoid being misleading.

We hope this assists you in your evaluation process.  Please do not hesitate to contact me if you have any questions.

Very truly yours,

/s/Robert Max Crane

Robert Max Crane

cc:                                 William J. Murphy

Michael C. Caulfield, Esq.